NO ACT

PE
3-10-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09038724

Received SEC
MAR 10 2009
Washington, DC 20549

March 10, 2009

Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-09

Re: Bank of America Corporation

Dear Mr. Bereczky:

This is in response to your letter dated February 5, 2009 concerning the shareholder proposal that you submitted to Bank of America. On January 22, 2009, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. Please note that Bank of America was not required to provide any notice to you prior to submitting its no-action request because rule 14a-8(i)(7) does not contain one of the eligibility or procedural requirements covered by rule 14a-8(f)(1).

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

February 5, 2009

Heather L Maples
Senior Special Counsel
United States
Securities and Exchange Commission
Washington, D.C, 20549 - 3010

Re: Bank of America Corporation
A. A Gerber incoming letter dated
December 16, 2008,

Ms Maples:

Needless to say I am very disappointed with your letter and decision dated Jan 22, 2009. Your letter has not considered the legal and ethic issues raised by this small stock holder.

Your decision appears to be based under "rule 14a-8(i)(7)", a technicality that can not be imposed because of our broad concerns.

Let me call attention now to another requirement of Rule 14a-8: "The company may exclude your proposal, but only after it has notified you of the problem and you have failed to adequately correct it. Within 14 calender days of receiving your proposal the Company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked or transmitted electronically no later than 14 days from the date you received the company's notification."

The Bank of America has not provided me with any such required notice within 14 days of receiving my stock holder proposal in November 2008. Or at any time since.

I believe that their non-compliance with this S.E.C. rule should disqualify the Bank from any requested action to omit/exclude my stock holder proposal from the Prospectus.

Accordingly, I request that the S.E.C. require Bank of America to include my stockholder proposal for the 2009 Annual Meeting. I will attend to present it at this meeting.

If not satisfied, I shall contact Chairperson Ms Schapiro for a review of my case.

Sincerely
Emil L Kereghy

cc A A Gerber